================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F |X| Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
                                   101(b)(1):

                                 Yes |_| No |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
                                   101(b)(7):

                                 Yes |_| No |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                                 Yes |_| No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

================================================================================

[LOGO]
ENDESA
Grupo Enersis

FOR IMMEDIATE RELEASE

For further information contact:
Jaime Montero                                                 Manuel Irarrazaval
Head of Investor Relations                                    mjia@endesa.cl
Endesa Chile
(56-2) 634-2329                                               Giovano Suazo
jfmv@endesa.cl                                                gsuazo@endesa.cl

                   ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS
                     FOR THE PERIOD ENDED DECEMBER 31, 2002

(Santiago, Chile, February 10, 2002) - Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended December 31, 2002. All figures are in constant Chilean pesos and are in accordance with Chilean Generally Accepted Accounting Principles (GAAP) as required by Chilean authorities (FECU). December 2001 figures have been adjusted by the CPI variation year-to-year, equal to 3.0%. The figures in dollars were calculated based on the December 31st, 2002 exchange rate.

The consolidated financial statements of Endesa-Chile, for the period ended December 31, 2002, include all of the Company's Chilean subsidiaries, as well as its Argentinean subsidiaries (Hidroelectrica El Chocon S.A. and Central Costanera S.A), its Colombian subsidiaries (Central Hidroelectrica de Betania S.A. and EMGESA), its Brazilian subsidiary (Centrais Eletricas Cachoeira Dourada S.A.), and its Peruvian subsidiary (Edegel).

--------------------------------------------------------------------------------
                            Highlights for the Period
--------------------------------------------------------------------------------

ENDESA closed the year 2002 with a US$13 million loss after considering accounting adjustments of US$138 million. This figure is compared with a net income of US$100 million for the 2001 period.

Net income variation

A comparison of the accumulated results as of December 2002 with those for the same period of 2001 reflects:

a) A 25.4% increase in operating results in Chile mainly explained by a better hydrology.

b) An improvement of US$25.8 million in the net results on investments in related companies due fundamentally to the improved results of CIEN, that exports energy from Argentina to Brazil and in which Endesa has a participation of 45%; and

c)    A reduction of US$26.7 million, or 8.8% in net financial expenses.

d) A one-time accounting adjustment of US$138 million (net of minority interest) mainly explained by the accounting adjustment of positive and negative goodwill of the investments in Argentina and Brazil. The breakdown of this figure is US$37.4 million in Argentina and US$100.3 million in Brazil.

--------------------------------------------------------------------------------
                          Consolidated Income Statement
                          (Chilean GAAP, thousand US$)
--------------------------------------------------------------------------------

Table 1.1

--------------------------------------------------------------------------------------------------
                                                                      Thousand US$
--------------------------------------------------------------------------------------------------
                                                   Year 2001     Year 2002           Var     Chg %
--------------------------------------------------------------------------------------------------

Operating Revenues                                 1,454,585     1,305,436      (149,149)    (10.3%)
--------------------------------------------------------------------------------------------------
Operating Expenses                                  (922,069)     (773,140)      148,929     (16.2%)
--------------------------------------------------------------------------------------------------
Operating Margin                                     532,516       532,296          (220)     (0.0%)
--------------------------------------------------------------------------------------------------

SG&A                                                 (48,283)      (50,499)       (2,216)      4.6%

--------------------------------------------------------------------------------------------------
Operating Income                                     484,234       481,797        (2,436)     (0.5%)
--------------------------------------------------------------------------------------------------
Net Financial Income (Expenses)                     (301,599)     (274,911)       26,688      (8.8%)
Interest Income                                       26,650        21,217        (5,433)    (20.4%)
Interest Expense                                    (328,249)     (296,128)       32,121      (9.8%)
Net Income from Related Companies                    (13,843)       11,926        25,769    (186.2%)
Equity Gains from Related Companies                    5,617        20,904        15,359     273.4%
Equity Losses from Related Companies                 (19,460)       (8,977)       10,370     (53.3%)
Net other Non Operating Income (Expense)              (3,734)      (27,046)      (23,312)    624.3%
Other Non Operating Income                            77,674       142,615        64,869      83.5%
Other Non Operating Expenses                         (81,408)     (169,661)      (88,140)    108.3%
Positive Goodwill Amortization                       (11,506)     (151,072)     (139,566)   1213.0%
Price Level Restatement                                6,037         5,561          (476)     (7.9%)
Exchange differences                                 (20,185)         (614)       19,571     (97.0%)
Non Operating Income                                (344,830)     (436,154)      (91,324)     26.5%
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
Net Income before Taxes, Min. Interest and Neg       139,403        45,643       (93,760)    (67.3%)
Goodwill Amortization
--------------------------------------------------------------------------------------------------

Income Tax                                           (55,540)      (98,285)      (42,744)     77.0%
Extraordinary Items                                       --       (15,210)      (15,210)
Minority Interest                                    (47,336)      (64,678)      (17,342)     36.6%
Negative Goodwill Amortization                        63,889       119,562        55,673      87.1%

--------------------------------------------------------------------------------------------------
NET INCOME                                           100,416       (12,968)     (113,384)   (112.9%)
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          Consolidated Income Statement
                           (Chilean GAAP, million Ch$)
--------------------------------------------------------------------------------

Table 1.2

--------------------------------------------------------------------------------------------------
                                                                       Million Ch$
--------------------------------------------------------------------------------------------------
                                                   Year 2001     Year 2002           Var     Chg %
--------------------------------------------------------------------------------------------------
Operating Revenues                                 1,045,279       938,099      (107,180)    (10.3%)
--------------------------------------------------------------------------------------------------
Operating Expenses                                  (662,608)     (555,586)      107,022     (16.2%)
--------------------------------------------------------------------------------------------------
Operating Margin                                     382,672       382,513          (158)     (0.0%)
--------------------------------------------------------------------------------------------------

SG&A                                                 (34,696)      (36,289)       (1,592)      4.6%

--------------------------------------------------------------------------------------------------
Operating Income                                     347,975       346,224        (1,751)     (0.5%)
--------------------------------------------------------------------------------------------------

Net Financial Income (Expenses)                     (216,732)     (197,554)       19,178      (8.8%)
Interest Income                                       19,151        15,247        (3,904)    (20.4%)
Interest Expense                                    (235,883)     (212,800)       23,082      (9.8%)
Net Income from Related Companies                     (9,948)        8,570        18,518    (186.2%)
Equity Gains from Related Companies                    4,037        15,022        11,037     273.4%
Equity Losses from Related Companies                 (13,984)       (6,451)        7,452     (53.3%)
Net other Non Operating Income (Expense)              (2,684)      (19,436)      (16,752)    624.3%
Other Non Operating Income                            55,817       102,484        46,615      83.5%
Other Non Operating Expenses                         (58,501)     (121,919)      (63,338)    108.3%
Positive Goodwill Amortization                        (8,269)     (108,562)     (100,293)   1213.0%
Price Level Restatement                                4,338         3,996          (342)     (7.9%)
Exchange differences                                 (14,505)         (441)       14,064     (97.0%)
Non Operating Income                                (247,798)     (313,425)      (65,626)     26.5%
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
Net Income before Taxes, Min. Interest and Neg       100,177        32,800       (67,377)    (67.3%)
Goodwill Amortization
--------------------------------------------------------------------------------------------------

Income Tax                                           (39,912)      (70,628)      (30,717)     77.0%
Extraordinary Items                                       --       (10,930)      (10,930)
Minority Interest                                    (34,016)      (46,478)      (12,462)     36.6%
Negative Goodwill Amortization                        45,911        85,918        40,007      87.1%

--------------------------------------------------------------------------------------------------
NET INCOME                                            72,160        (9,319)      (81,479)   (112.9%)
--------------------------------------------------------------------------------------------------

Main Events during the Period

Investments

Regarding Company investments, the Ralco project, planned for commissioning by mid 2004, had completed 73.9% of its construction work by the end of December 2002.

Moreover, in August 2002, the second interconnection line between Argentina and Brazil, operated by the CIEN consortium in which Endesa Chile and Endesa Spain have a 45% and 55% share respectively, was fully operational and completely contracted. (800 MW contracted with COPEL and 200 MW with CERJ).

Positive regulatory changes in Argentina

In July, the Argentinean Secretary of Energy issued its resolution 246/02, containing changes that imply an increase of 20% in the energy price as well as an increase in the fixed charge for capacity, and a definition of new reserve services. It is expected that these changes will contribute approximately US$5.6 million to our Argentinean subsidiaries' revenues on a yearly basis.

Tariffs in Chile

Regulated node prices for the Interconnected Central System (SIC) were set at US$31.98 per MWh (monomic price at Alto Jahuel) by the National Energy Commission (NEC) in October 2002. The figure is 3.6% lower compared with the price set in April 2002 at US$33.17 per MWh.

Plan to improve the company's credit structure

On October 4, Endesa made public the decision of the Board of Directors to implement a Financial and Economic Strengthening Plan involving the sale of assets and the refinancing and reduction of debt with the purpose of supporting the financial position of the company, and therefore of its national and international subsidiaries.

The funds Endesa-Chile plans to obtain will improve the company's financial structure and will provide improved liquidity to deal with the current regional situation. They will also facilitate the company's investment plans (Ralco being the primary project).

As part of this plan, Endesa-Chile intends to sell Central Hidroelectrica Canutillar, which began operations in 1991 and has an installed capacity of 172 MW (4,4% of Chile's total installed capacity). This loss of installed capacity for Endesa-Chile will be more than compensated for by the introduction of Central Hidroelectrica Ralco in 2004, with an estimated annual production of
3.000 GWh vs. 950 GWh from Canutillar. This operation does not affect Endesa-Chile's leadership position in the Chilean Interconnected System (Sistema Interconectado Cental - SIC) as the sale will only reduce its generation market share from 52% to 49%.

In addition, Endesa-Chile will propose the refinancing of GasAtacama, replacing the project's current debt to its owners with third-party debt with international financial institutions. Endesa-Chile also anticipates the sale of transmission lines owned by the company and its subsidiaries.

Finally, Endesa-Chile expects the completion of the sale of Infraestructura Dos Mil. In addition to the income this sale will generate (approximately US$50 million), the company's consolidated debt will be reduced by approximately US$200 million.

The Financial and Economic Strengthening Plan, involving the sale of assets, the refinancing of GasAtacama and the reduction of debt resulting from the sale of Infraestructura Dos Mil, should produce between 600 and 700 million dollars of income, which will be used to reduce indebtedness, improving the company's financial leverage.

Operating Income

The operating income as of December 2002 amounted to US$481.8 million, a decrease of 0.5% on the result as of December 2001. This slight reduction in the operating income is basically due to a lower operating income in Argentina and Brazil, which was almost entirely compensated by the improved results in Chile and Peru.

In Chile, the operating income as of December 2002 amounted to US$238.1 million, an increase of 25.4%. This increase was principally the result of higher hydroelectric generation associated to an improvement in the levels of the reservoirs. Another contributing factor was the increase in average sales prices resulting from the company's marketing policies that enabled it to obtain the best prices on the unregulated clients and spot markets. Furthermore, the reduction in the generation of thermoelectric meant a decrease of US$33.6 million in the cost of fuel and transport of gas and the greater volumes of water allowed for a reduction of US$15.2 million in the cost of energy purchases.

In Colombia, the operating income as of December 2002 increased by 1.1% to US$104.9 million mainly as a result of an increase in physical sales of energy due to an improvement in water supplies and rainfall and to higher sales prices of energy on the spot market.

In Brazil, the operating income of Cachoeira Dourada decreased by 39.2% to US$23.6 million. This decrease was produced mainly by a drop of 20.3% in the average price of energy sales due to the devaluation of the Brazilian currency respect to the US Dollar and greater energy purchases associated to the recovery of reservoirs after a prolonged drought in southeastern Brazil.

In Argentina, the operating income amounted to US$17.1 million, a fall of US$42.8 million with respect to December 2001. This decrease is due to the drop in the average sales prices of energy from El Chocon as a result of the devaluation of the Argentine Peso and of a 39.2% decrease in the physical sales of energy in Argentina. Furthermore, the low energy prices in Brazil as a result of the abundant water supply in the zone meant that in 2002 only 2% needed to be purchased from the CIEN interconnection line. Nevertheless, the operating income of Central Costanera rose by US$ 4 million in relation to the previous year due to the sales of capacity to the interconnection with Brazil that have partially compensated for the fall in this company's sales of energy.

Another contribution to the consolidated operating income came from Edegel, the Peruvian subsidiary, whose operating income rose by 6.7% to US$98.1 million mainly due to higher average sales prices on the spot market which more than compensated the reduction in physical sales.

The consolidated EBITDA (Operating income + Depreciation & Operating Amortization) reached US$758.3 million during 2002, a 3.9% increase compared to the same period 2001. As of December 31, 2002 the distribution by country of the EBITDA adjusted by ownership shows that Chile contributes 61.7%, Colombia contributes 11.4%, Brazil contributes 9.2% , Peru contributes 9.3% and Argentina contributes 8.4%.

Non-Operating Income

The non-operating result as of December 2002 was a loss of US$436.2 million which is compared to a loss of US$344.8 million in 2001. This difference is basically explained by:

o An increase of US$83.9 million in positive goodwill amortization net of negative goodwill amortization,

o     A decrease of US$26.7 million in net financial expenses and

o A rise of US$25.8 million in the results from investments in related companies.

Goodwill amortization . The increase of US$139.6 million in the charge for positive goodwill amortization is the result of the application of new accounting criteria that affects the booking of overseas investments. This greater charge is partly compensated by a higher negative goodwill by US$55.7 million resulting in a net negative effect of US$83.9 million.

Other non-operating income net of expenses. The decrease of US$23.3 million in the net result of other non-operating income is explained principally by the positive effect of the devaluation on the liabilities in local currency of our subsidiaries in Colombia and Argentina. This increase was partially compensated by a higher non-operating expenses due to the write-off related to assets of our generating subsidiary in Brazil, Cachoeira Dourada.

Exchange differences. Exchange differences reached a loss of US$614 thousands as of December 2002, which is compared to a loss of US$20.2 million as of December 2001, these reflect the fact that as at the close of the year 2002, the Chilean Paso depreciated by 9.7% against the US Dollar as compared to a depreciation of 14.1% during the same period of the year before. On the other hand, these losses were compensated to a large extent by forward contract operations that produced a profit of US$22.3 million as of December 2002.

Net financial income (expenses). The fall of US$26.7 million in net financial expenses is explained principally by a reduction of US$240 million in debt, measured at the US Dollar rate for each period. This reduction was the result of operating cash flows that have permitted the repayment of financial debt and by lower interest rates explained by the drop in international rates with respect to the year 2001.

Net Income from related companies. The improvement by US$25.8 million in the net income from related companies is mainly due to the increase in the net profit of CIEN that, as of December 2002, amounted to US$10.1 million compared to a loss of US$8.1 million as of December 2001. The improved result of CIEN is explained by a significantly better operating result following the start up of the second transmission line, with the first 500 MW coming on line in May and the other 500 MW in August 2002.

The price-level restatement totaled a gain of US$5.6 million in 2002 compared with a gain of US$6.0 million in 2001. This slightly decrease was due to the combined effect of lower inflation in Chile, (a 2002 inflation rate of 3.0 %, versus 3.1 % for the same period in 2001); and a higher level of net monetary liabilities during 2002.

Income tax. The higher income tax during this period reflects the improved results of the operations in Chile and Peru. The extraordinary item of US$15.2 million corresponds to a one-time security tax imposed by the Colombian authorities on the equity of the companies in order to finance national security activities. The total tax was entirely booked during the 2002 period.

--------------------------------------------------------------------------------
                       Consolidated Balance Sheet Analysis
--------------------------------------------------------------------------------

      The evolution of the key financial indicators has been as follows :

Table 2

-----------------------------------------------------------------------------------------------------------
Assets (thousand US$)                 As of Dec. 2001      As of Dec. 2002       Dec. 02-01      %Var 02-01
-----------------------------------------------------------------------------------------------------------
Current Assets                                438,703              754,509          315,807            72.0%
Fixed Assets                                7,743,968            7,890,023          146,054             1.9%
Other Assets                                  669,935              434,387         -235,549          (35.2%)
Total Assets                                8,852,606            9,078,918          226,312             2.6%
-----------------------------------------------------------------------------------------------------------

Table 2.1

-----------------------------------------------------------------------------------------------------------
Assets (million Ch$)                  As of Dec. 2001      As of Dec. 2002       Dec. 02-01      %Var 02-01
-----------------------------------------------------------------------------------------------------------
Current Assets                                315,256              542,198          226,942            72.0%
Fixed Assets                                5,564,893            5,669,849          104,956             1.9%
Other Assets                                  481,422              312,154         (169,268)          (35.2%)
Total Assets                                6,361,571            6,524,201          162,630             2.6%
-----------------------------------------------------------------------------------------------------------

The Company's Fixed assets increased by US$104 million compared with 2001 as a result of the Ralco project investments. Total assets grew US$162 million during the period.

Table 3

-----------------------------------------------------------------------------------------------------------
Liabilities(thousand US$) (1)         As of Dec. 2001      As of Dec. 2002       Dec. 02-01      %Var 02-01
-----------------------------------------------------------------------------------------------------------
Current liabilities                           945,358            1,578,331          632,973            67.0%
Long-term liabilities                       3,900,723            3,424,849         (475,874)          (12.2%)
Minority interest                           1,993,543            2,084,902           91,359             4.6%
Equity                                      2,012,983            1,990,837          (22,146)           (1.1%)
Total Liabilities                           8,852,606            9,078,918          226,312             2.6%
-----------------------------------------------------------------------------------------------------------

Table 3.1

-----------------------------------------------------------------------------------------------------------
Liabilities (million Ch$)             As of Dec. 2001      As of Dec. 2002       Dec. 02-01      %Var 02-01
-----------------------------------------------------------------------------------------------------------
Current liabilities                           679,344            1,134,204          454,861            67.0%
Long-term liabilities                       2,803,098            2,461,131         (341,968)          (12.2%)
Minority interest                           1,432,580            1,498,231           65,651             4.6%
Equity                                      1,446,549            1,430,635          (15,914)           (1.1%)
Total Liabilities                           6,361,571            6,524,201          162,630             2.6%
-----------------------------------------------------------------------------------------------------------

(1)   Ch$ figures divided by December 2002 exchange rate of 1 US$ = Ch$ 718.61

Total liabilities as of December 31, 2002 increased US$162 million compared to December 2001, and financial liabilities increased US$56.6 million in that same period due to the effect of the depreciation of the Chilean peso in relation to the U.S. dollar in real terms that were partially offset by the effect amortization of loans during the period. Given that the Company's financial debt is mainly denominated in dollars, a more meaningful comparison is to calculate the amount, taking into consideration the exchange rate of each period (1US$ =
654.79 in December 2001 and 1US$ = 718.61 in December 2002). Doing this analysis, we obtain a decrease in financial liabilities of approximately US$240 million from December 31, 2001 to December 31, 2002.

Total Shareholders' Equity decreased by US$22.1 million in the year 2002 compared to the year 2001. This decrease is mainly explained by the net results during the period ended December 31, 2002.

Table 4

--------------------------------------------------------------------------------------
  Indicator               Unit         Dec-01        Dec-02     Dec 02-01  % Var 02-01
--------------------------------------------------------------------------------------
Liquidity                Times           0.46          0.48          0.02          4.3%
Acid ratio test *        Times           0.36          0.37          0.01          2.8%
Leverage **              Times           1.21          1.23          0.02          1.7%
Short-term debt          %               19.5          31.5         12.00         61.7%
Long-term debt           %               80.5          68.5        (12.00)       (15.0%)
--------------------------------------------------------------------------------------

(*)   Current assets net of inventories and pre-paid expenses

(**)  Compounds to the ratio = Total debt / (equity + minority interest)

The Company's liquidity ratio is lower compared to the previous period; nevertheless this ratio is in line with that of capital-intensive industries. It is important to remember that normally a large part of the current portion of long-term debt is renegotiated. Also it is important to keep in mind that current liabilities are the current portion of long-term obligations for the next twelve months, and in the current assets accounts receivables amount for about one month of sales. The main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures.

--------------------------------------------------------------------------------
                           Consolidated Balance Sheet
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 5.1

----------------------------------------------------------------------------------------------------
ASSETS                                                Million Ch$                 Thousand US$
----------------------------------------------------------------------------------------------------
                                              Year 2001      Year 2002     Year 2001       Year 2002
----------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash                                              5,024          7,451         6,992          10,368
Time Deposits                                    88,952         90,071       123,783         125,341
Marketable Securities                                 5              5             7               7
Accounts Receivable, net                         91,880         88,255       127,858         122,813
Notes receivable                                    163          1,010           227           1,406
Other accounts receivable                        19,884         17,922        27,669          24,940
Amounts due from related companies               40,356        219,504        56,158         305,457
Inventories,net                                  21,553         10,408        29,992          14,484
Income taxes recoverable                         32,775         23,941        45,609          33,316
Prepaid expenses                                  4,894          3,640         6,810           5,065
Other current assets                              9,771         79,990        13,598         111,312
----------------------------------------------------------------------------------------------------
Total currrent assets                           315,256        542,198       438,703         754,509
----------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
Property                                         39,431         40,259        54,871          56,023
Buildings and Infraestructure                 6,084,917      6,384,362     8,467,621       8,884,321
Plant and equipment                           1,132,162      1,207,370     1,575,489       1,680,147
Other assets                                     77,837         42,796       108,316          59,554
Technical appraisal                             678,006        721,316       943,497       1,003,765
----------------------------------------------------------------------------------------------------
Sub - Total                                   8,012,353      8,396,103    11,149,793      11,683,810
----------------------------------------------------------------------------------------------------
Acumulated depreciation                      -2,447,460     -2,726,254    -3,405,825      -3,793,788
----------------------------------------------------------------------------------------------------
Total property, plant and equipment           5,564,893      5,669,849     7,743,968       7,890,023
----------------------------------------------------------------------------------------------------

OTHER ASSETS
Investments in related companies                164,793        174,713       229,322         243,127
Investments in other companies                   76,476         81,636       106,423         113,603
Positive Goodwill                               124,969         27,932       173,903          38,869
Negative goodwill                              -166,481        -91,725      -231,671        -127,642
Long-term receivables                            44,335         19,157        61,696          26,659
Amounts due from related companies              170,668            898       237,497           1,250
Intangibles                                      30,585         32,010        42,562          44,545
Accumulated amortization                         -4,462         -5,349        -6,209          -7,444
Others                                           40,539         72,882        56,413         101,421
----------------------------------------------------------------------------------------------------
Total other assets                              481,422        312,154       669,935         434,387
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                  6,361,571      6,524,201     8,852,606       9,078,918
----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Consolidated Balance Sheet
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 5.2

                                                       -------------------------------------------------------
                                                               Million Ch$                 Thousand US$
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDER'S EQUITY                    Year 2001     Year 2002      Year 2001       Year 2002
--------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term                                                 58,719       109,464         81,711        152,328
Current portion of long-term debt                         328,523       266,191        457,165        370,425
Notes Payable                                                   0         7,567              0         10,530
Current portions of bonds payable                          51,987       486,791         72,344        677,407
Current portion of other long-term debt                    26,490        41,629         36,863         57,930
Dividends payable                                              76           727            106          1,012
Accounts payable and accrued expenses                      77,274        66,687        107,532         92,800
Miscellaneous payables                                     21,208        38,823         29,513         54,026
Amounts payable to related companies                       64,545        52,236         89,819         72,690
Provisions                                                 30,908        38,525         43,011         53,610
Withholdings                                                3,004         6,440          4,181          8,962
Income Tax                                                 11,993         4,468         16,689          6,218
Deferred Income                                               598           748            833          1,041
Deferred Taxes                                                271             0            377              0
Other current liabilities                                   3,747        13,907          5,214         19,353
--------------------------------------------------------------------------------------------------------------
Total current liabilities                                 679,344     1,134,204        945,358      1,578,331
--------------------------------------------------------------------------------------------------------------

LONG-TERM LIABILITIES
Due to banks and financial institutions                   835,662       663,189      1,162,887        922,877
Bonds payable                                           1,665,112     1,451,868      2,317,129      2,020,383
Notes payable                                             165,303       145,799        230,032        202,890
Accounts payable                                           26,321        19,994         36,628         27,823
Amounts payable to related companies                       20,773        48,664         28,907         67,719
Accrued expenses                                           31,444        39,215         43,757         54,570
Deferred taxes                                             29,100        65,898         40,495         91,701
Other long-Term liabilities                                29,383        26,506         40,889         36,885
--------------------------------------------------------------------------------------------------------------
Total Long-term liabilities                             2,803,098     2,461,131      3,900,723      3,424,849
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Minority interest                                       1,432,580     1,498,231      1,993,543      2,084,902
--------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Paid-in capital, no par value                           1,039,796     1,039,796      1,446,954      1,446,954
Capital revaluation reserve                                     0             0              0              0
Additional paid-in capital-share premium                  203,969       203,969        283,838        283,838
Other reserves                                             67,890        77,204         94,473        107,435
--------------------------------------------------------------------------------------------------------------
Total Capital and Reserves                              1,311,654     1,320,968      1,825,266      1,838,227
--------------------------------------------------------------------------------------------------------------
Accumulated surplus (deficit) during
development period of certain subsidiaries                  2,095        -5,874          2,915         -8,174

RETAINED EARNINGS
Retained earnings                                          60,641       124,860         84,386        173,752
Net Income                                                 72,160        -9,319        100,416        -12,968
--------------------------------------------------------------------------------------------------------------
Total Retained Earnings                                   132,801       115,541        184,802        160,783
--------------------------------------------------------------------------------------------------------------
Total Shareholder's Equity                              1,446,549     1,430,635      2,012,983      1,990,837
--------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY              6,361,571     6,524,201      8,852,606      9,078,918
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             Consolidated Cash Flow
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 6

---------------------------------------------------------------------------------------------------------
  Effective Cash Flow (thousand US$)      Year 2001       Year 2002       Difference 02-01     %Var 02-01
---------------------------------------------------------------------------------------------------------
Operating                                   357,212         490,125                132.913           37.2%
Financing                                  (116,664)       (304,716)              (188,052)         161.2%
Investment                                 (156,561)       (157,789)                (1,229)           0.8%
Net cash flow of the period                  83,987          27,620                (56,367)         (61.7%)
---------------------------------------------------------------------------------------------------------

Table 6.1

---------------------------------------------------------------------------------------------------------
  Effective Cash Flow (million Ch$)       Year 2001       Year 2002       Difference 02-01     %Var 02-01
---------------------------------------------------------------------------------------------------------
Operating                                   256,696         352,209                 95.513           37.2%
Financing                                   (83,836)       (218,972)              (135,136)         161.2%
Investment                                 (112,506)       (113,389)                  (883)           0.8%
Net cash flow of the period                  60,354          19,848                (40,506)         (67.1%)
---------------------------------------------------------------------------------------------------------

The variation in the cash flow makeup during the period is basically explained by:

a) Cash flow from operating activities that increased 37.2% to US$ 490 million in 2002, which mainly reflects an increase in receivables accounts of US$93 during the period.

b) Negative cash flow from financing activities of US$304.7 million primarily produced by a decrease of bank debt and dividend payments.

c) Cash flow from investment activities of US$157.8 million mainly due to investments in the Ralco hydroelectric project balanced by proceeds from the sale of assets in Chile.

--------------------------------------------------------------------------------
                      Consolidated Cash Flow (Chilean GAAP)
--------------------------------------------------------------------------------

Table 7

                                                                       ----------------------------------------------------
                                                                              Million Ch$               Thousand US$
---------------------------------------------------------------------------------------------------------------------------
                                                                        Year 2001     Year 2002     Year 2001     Year 2002
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) for the year                                             72,160        -9,319       100,416       -12,968
---------------------------------------------------------------------------------------------------------------------------

(Profit)  loss in sale of assets
   (Profit) loss in sale of fixed assets                                   -4,708          -708        -6,551          -985
Charges (credits) which do not represent cash flows:
   Depreciation                                                           185,420       195,859       258,026       272,552
   Amortization of intangibles                                              4,119         3,207         5,732         4,463
   Write-offs and provisions                                                    0           384             0           535
   Amortization of positive goodwill                                        8,269       108,562        11,506       151,072
   Amortization of negative goodwill(less)                                -45,911       -85,918       -63,889      -119,562
   Accrued profit from related companies( less)                            -4,037       -15,022        -5,617       -20,904
   Accrued loss from related companies                                     13,984         6,451        19,460         8,977
   Net, price-level restatement                                            -4,338        -3,996        -6,037        -5,561
   Net exchange difference                                                 14,505           441        20,185           614
   Other credits which do not represent cash flow (less)                        0       -76,135             0      -105,948
   Other charges which do not represent cash flow                          25,902        87,634        36,045       121,949
Assets variations which affect cash flow:
   Decrease (increase) in receivable accounts                              49,874       -16,937        69,403       -23,570
   Decrease (increase) in inventories                                       3,550         4,681         4,940         6,514
   Decrease (increase) in other assets                                     -4,278        13,865        -5,953        19,294
Liabilities variations which affect cash flow:
   Accounts payable related to operating results                           17,905         6,850        24,916         9,532
   Interest payable                                                         8,403         3,822        11,693         5,319
   Income tax payable                                                     -28,413         2,287       -39,538         3,182
   Accounts payable related to non operating results                      -97,933        72,710       136,281       101,181
   Accrued expenses and withholdings                                        8,207         7,014        11,421         9,761
   Minority Interest                                                       34,016        46,478        47,336        64,678
---------------------------------------------------------------------------------------------------------------------------
NET POSITIVE CASH FLOW ORIGINATED FROM OPERATING ACTIVITIES               256,696       352,209       357,212       490,125
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------
   Shares issued and suscribed                                                  0         1,846             0         2,569
   Proceeds from loans wired                                              631,655       250,387       878,995       348,432
   Proceeds from debt issuance                                            132,483       107,026       184,360       148,935
   Proceeds from loans obtained from related companies                    443,751       104,786       617,513       145,817
   Proceeds from other loans obtained from related companies                    0        48,865             0        68,000
   Capital distribution                                                         0        -7,338             0       -10,211
   Other financing sources                                                 53,538        23,684        74,502        32,958
   Dividends paid                                                         -55,986       -68,653       -77,909       -95,535
   Loans, debt amortization (less)                                       -857,713      -495,992    -1,193,573      -690,210
   Issuance debt amortization(less)                                       -27,393        -5,829       -38,119        -8,111
   Amortization of loans obtained from related companies                 -380,998      -104,236      -530,187      -145,052
   Amortization of other loans obtained from related companies                  0       -46,710             0       -65,000
   Amortization of expenses in issuance debt                                    0       -11,141             0
   Other disbursements related to financing(less)                         -23,173       -15,668       -32,247       -21,803
---------------------------------------------------------------------------------------------------------------------------
NET (NEGATIVE) CASH FLOW ORIGINATED FROM FINANCING ACTIVITIES            -218,972      -218,972      -304,716      -304,716
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------
   Sale of fixed assets                                                    16,588        19,464        23,083        27,086
   Collection upon loans to related companies                                   0        17,131             0        23,838
   Collection upon other loans to related companies                        87,869        17,424       122,276        24,246
   Other income on investments                                                263         3,749           365         5,218
   Additions to fixed assets (less)                                       -52,972      -134,858       -73,715      -187,665
   Investments in related companies (less)                                 -1,488        -5,099        -2,070        -7,095
   Investments in marketable securities                                         0          -724             0        -1,008
   Other loans provided to related companies(less)                        -45,025       -28,875       -62,655       -40,181
   Other investment disbursements(less)                                  -117,741        -1,601      -163,845        -2,227
---------------------------------------------------------------------------------------------------------------------------
NET (NEGATIVE)CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES            -112,506      -113,389      -156,561      -157,789
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
NET POSITIVE CASH FLOW FOR THE PERIOD                                      60,354        19,848        83,987        27,620
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT             3,278         9,041         4,562        12,581
---------------------------------------------------------------------------------------------------------------------------
NET VARIATION OF CASH AND CASH EQUIVALENT                                  63,632        28,889        88,549        40,201
---------------------------------------------------------------------------------------------------------------------------
INITIAL BALANCE OF CASH AND CASH EQUIVALENT                                30,344        93,976        42,226       130,775
---------------------------------------------------------------------------------------------------------------------------
FINAL BALANCE OF CASH AND CASH EQUIVALENT                                  93,976       122,865       130,775       170,976
---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Business Information
                             Main Operating Figures
--------------------------------------------------------------------------------

Table 8

------------------------------------------------------------------------------
    Company                 GWh sold        GWh sold    Dif 02-01    Var 02-01
                            Year 2001      Year 2002
------------------------------------------------------------------------------
Chilean Companies              18,673         18,344         (329)       (1.76%
Chocon                          4,593          3,719         (874)      (19.03%)
Costanera                       8,395          4,178       (4,217)      (50.23%)
Edegel                          4,239          4,158          (81)       (1.91%)
Betania                         2,562          2,637           75         2.93%
Emgesa                         12,028         12,002          (26)       (0.22%)
Cachoeira                       3,743          3,591         (152)       (4.06%)
------------------------------------------------------------------------------

------------------------------------------------------------------------------
    Company              GWh produced   GWh produced    Dif 02-01    Var 02-01
                            Year 2001      Year 2002
------------------------------------------------------------------------------
Chilean Companies              15,741         16,286          545         3.46%
Chocon                          4,496          3,682         (814)      (18.10%)
Costanera                       5,451          3,486       (1,965)      (36.05%)
Edegel                          4,176          4,279          103         2.47%
Betania                         1,770          1,829           59         3.33%
Emgesa                          8,335          8,787          452         5.42%
Cachoeira                       2,256          2,467          211         9.35%
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              Endesa Chile's Operating Income break down by country
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 9

                        ---------------------------------------------------
                                Million Ch$                Thousand US$
--------------------------------------------------------------------------------------
                              2001         2002          2001          2002      Chg %
--------------------------------------------------------------------------------------
Operating Revenues       1.045.279      938.099     1.454.585     1.305.436      (10,3%)
--------------------------------------------------------------------------------------
Energy sales:
Chocon                      67,306       22,011        93,661        30,629      (67.3%)
Costanera                  160,433       76,145       223,255       105,961      (52.5%)
Betania - Emgesa           220,309      226,093       306,577       314,626        2.6%
Cachoeira                   66,323       51,403        92,294        71,532      (22.5%)
Edegel                     108,212      116,863       150,585       162,623        8.0%
Chile                      386,082      403,886       537,263       562,038        4.6%
Other revenues              36,613       41,699        50,950        58,027       13.9%

--------------------------------------------------------------------------------------
Operating Expenses        (662,608)    (555,586)     (922,069)     (773,140)     (16.2%)
--------------------------------------------------------------------------------------
Chocon                     (39,954)     (29,053)      (55,599)      (40,430)     (27.3%)
Costanera                 (140,140)     (55,053)     (195,015)      (76,611)     (60.7%)
Betania - Emgesa          (141,773)    (144,655)     (197,288)     (201,298)       2.0%
Cachoeira                  (37,402)     (32,576)      (52,048)      (45,331)     (12.9%)
Edegel                     (35,052)     (39,051)      (48,777)      (54,342)      11.4%
Chile                     (268,287)    (255,198)     (373,342)     (355,128)      (4.9%)

--------------------------------------------------------------------------------------
Operating Margin           382,672      382,513       532,516       532,296       (0.0%)
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
SG&A                       (34,696)     (36,289)      (48,283)      (50,499)       4.6%
--------------------------------------------------------------------------------------
Chocon                      (1,071)        (361)       (1,490)         (502)     (66.3%)
Costanera                   (3,534)      (1,431)       (4,917)       (1,992)     (59.5%)
Betania - Emgesa            (4,019)      (7,483)       (5,593)      (10,413)      86.2%
Cachoeira                   (1,945)      (1,848)       (2,707)       (2,571)      (5.0%)
Edegel                      (7,632)      (8,041)      (10,621)      (11,190)       5.4%
Chile                      (16,495)     (17,125)      (22,955)      (23,830)       3.8%

--------------------------------------------------------------------------------------
Operating Income           347,975      346,224       484,234       481,797       (0.5%)
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           Endesa Chile's Ownership Structure, as of December 31, 2002
       Total Shareholders: 29,713. Total Shares Outstanding: 8,201,754,580
--------------------------------------------------------------------------------

Table 10

              ---------------------------------------------
              Shareholder                         % Holding

              ---------------------------------------------
              Enersis                                 59.98
              Chilean Pension Funds                   18.67
              ADR's                                    4.55
              Individuals                              7.49
              Others                                   9.31
              ---------------------------------------------

--------------------------------------------------------------------------------
                           Conference Call Invitation
--------------------------------------------------------------------------------

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended December 31, 2002, on Tuesday, February 11, 2003, at 9:00 am (New York time). To participate, please dial 1-800-915-4836 or 973-317-5319 (international), approximately 10 minutes prior to the scheduled starting time.

     If you would like to take part in the Conference Call via the Internet, or listen to a webcast replay of the call
                      you may access both at www.endesa.cl

This Press Release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile's business plans; (2) Endesa Chile's cost-reduction plans; (3) trends affecting Endesa Chile's financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile's or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile's Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

[LOGO] ENDESA-CHILE

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        EMPRESA NACIONAL DE ELECTRICIDAD S.A.

                                        BY: /S/ HECTOR LOPEZ VILASECO
                                            ------------------------------------
                                                   Hector Lopez Vilaseco
                                                      General Manager


Dated: February 10, 2003